Executive Summary


parlay café
WORK | MEET | GATHER


LOBBY
COFFEE BAR
MAIL ROOM
MEMBERS LOUNGE

March 2020: 49 Million workers suddenly were forced to transition to a "work from home" environment. Parlay Cafe caters to people who work from home, and the Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices. Our concept is based on the premise that as workers shift from conventional to home offices they will search for a place away from the home office to occasionally work, collaborate, and relax. Parlay Cafe franchisees will be providing a much needed haven for home-based workers in the "New Normal".

Parlay Café Fills an Un-Recognized Niche:

- Coffee Shops are loud, uncomfortable, unsafe and unsecure
- Co-Working spaces like WeWork are too big a commitment for home-based workers
- For every Co-Worker there are hundreds of potential Parlayers

Competition: There is no direct competitor for our concept. Parlay Café can be compared to a coffee shop or a co-working space, but it fills the enormous niche between the two.

Business Model - Three Balanced Revenue Streams:

- Day Pass & Membership Fees (33%)
- Conference & Meeting Rooms (33%)
- Food & Beverage Revenue (34%)



Market Opportunity: The opportunity is international, starting with 1,000 units in the US in both major and small markets, deploying both company owned and franchised locations.

Team: Parlay Café executives have extensive backgrounds in launching startup companies with successful previous exits and excellent returns for investors.

Proof Of Concept: Our first store opened in Temecula, CA in April 2019 and broke even in month five, proving the viability of our concept. We are flooded with franchise inquiries from people looking for a business opportunity that will thrive in the post Covid-19 environment.

Exit Strategy: Merger or acquisition by year five during our aggressive growth to 1,000 units.

Our Ask: $4,900,000 to open new company owned locations and stimulate franchise sales.



Pre-Money Valuation:

$3,500,000

(Berkus Method)

Invest Via:

Simple Agreement for Future Equity (SAFE)

www.parlay.cafe

parlay café
WORK | MEET | RELAX